Exhibit 4.53

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED (INDICATED BY: [***]) FROM THE EXHIBIT BECAUSE IT IS NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT THE REGISTRANT CUSTOMARILY TREATS AS PRIVATE AND CONFIDENTIAL.

MANAGEMENT CONSULTING SERVICES AGREEMENT

This Management Consulting Services Agreement is effective as of the 30th day of September 2025.

BETWEEN:

BIRKS GROUP INC., a corporation incorporated under the laws of Canada with its head office located at 2020 Boulevard Robert-Bourassa, Suite 200, Montreal, Quebec, Canada, H3A 3A5;

(“Birks” or the “Corporation”)

AND:	4Clover 2020 LLP, a limited liability partnership under the laws of United Kingdom with its head office located at [***] (the “Service Provider”)

WHEREAS the Corporation is engaged in the business of designing, developing, marketing, and selling fine jewelry and time pieces in retail locations (the “Business”);

WHEREAS the Service Provider represents that Davide Barberis Canonico (the “Intervenor”) has the experience and know-how to provide consulting services as a Management Consultant (internal title: Interim President and Chief Operating Officer) of the Corporation;

WHEREAS the Intervenor shall intervene to this Agreement to assume all his obligations hereunder as well as to acknowledge and agree that he shall be jointly and severally liable with the Service Provider for all of the Service Provider’s obligations hereunder;

WHEREAS all services to be rendered by the Service Provider under this Agreement shall be rendered personally by the Intervenor;

WHEREAS Birks and the Service Provider wish to enter this Agreement whereby, the Corporation agrees to mandate the Service Provider, and the Service Provider agrees to be mandated by Birks, for the Intervenor to act as Management Consultant (internal title: Interim President and Chief Operating Officer);

NOW THEREFORE IN CONSIDERATION OF the covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	DEFINITIONS

In addition to those terms defined within this Agreement, unless there is something in the subject matter inconsistent therewith, the terms set forth below shall have the following corresponding meanings:

(a)	“Agreement” means this Management Consulting Services Agreement and any renewals thereof.

(b)	“Board” means the Board of Directors of the Corporation.

(c)

“Confidential Information” means any information received in whatsoever manner by the Service Provider or the Intervenor, in whatsoever form (verbal, written, mechanical, electronic or other) from, by or with respect to the Corporation, its activities, its past, present and future business, its customers, potential customers, employees, suppliers, potential suppliers and intellectual property including, without limitation, matters or subjects concerning corporate assets, cost and pricing data, customer listing, financial reports, formulae, inventions, know-how, marketing strategies, products or devices, profit plans, research and development projects and findings, computer programs, suppliers, and trade secrets.

Confidential Information shall not include information which is in the public domain or generally known in the industry in which the Corporation operates, without any fault or liability on the part of the Service Provider or the Intervenor.

(d)	“Effective Date” means the effective date of this Agreement, being September 30, 2025, at 12:01 a.m., or any other date mutually agreed to by the Parties.

(e)

“Intellectual Property Rights” means any and all proprietary rights provided under patent law, copyright law, trade-mark law, trade secret law, design patent or industrial design law, semi-conductor chip or mask work law, or any other applicable statutory provision or otherwise arising at law or in equity that may provide a right in Inventions, Work Product or know-how, or the expression or use thereof anywhere in the world, and (i) all applications, registrations, licenses, sublicenses, agreements, or any other evidence of a right in any of the foregoing and (ii) all past, present, and future causes of action, rights of recovery, claims, defenses, accounting for profits, royalties, or other relief relating, referring, or pertaining to any of the foregoing.

(f)	“Invention” means an invention, whether patentable or not, discovery, improvement, idea, development, know how or information not generally known in the industry.

(g)	“Party” means a party to this Agreement, and “Parties” has a similar extended meaning.

(h)

“Person” means any individual, partnership, joint venture, trust, unincorporated organization or any other association, corporation, company or other body corporate (with or without share capital), or any government or any department or agency thereof.

(i)

“Policies” means the policies of the Corporation, all of which are incorporated by reference in and form part of this Agreement, and include such amendments as may occur from time to time, and all other written and/or oral by-laws, rules, regulations, policies and procedures of the Corporation relating to the business, affairs and operations of Birks, as may be established and modified by the Corporation from time to time in its sole and absolute discretion.

(j)

“Work Product” means all tangible and intangible work product, including Confidential Information, works, plans, designs, materials, documentation, code, programs, software, processes, reports and other materials created, acquired, developed or contributed to by the Service Provider or Intervenor, whether alone or jointly with others, in the course of the Service Provider’s or Intervenor’s duties hereunder.

2.	TERM

(a)

This Agreement shall become effective as of the Effective Date and shall be in effect for a period of one (1) year as of the Effective Date expiring at the end of such one (1) year period (the “Date of Expiry”), unless earlier terminated in accordance with the provisions hereof.

(b)

This Agreement may be renewed for two (2) additional periods of six (6) months following the Date of Expiry, in which event the Date of Expiry shall become the last day of each such additional period of six (6) months. Renewal of this Agreement under the same terms and conditions may only be effected by the Corporation by simple written notice to the Service Provider by no later than thirty (30) days prior to the then applicable Date of Expiry. The cumulative duration of this Agreement, including any renewals, shall not exceed twenty-four (24) months.

(c)	Nothing in this Agreement shall be interpreted as providing to the Service Provider or Intervenor any guaranteed period of service.

3.	CONDITIONS

(a)

This Agreement is conditional on the Intervenor continuing to be admissible to Canada and being eligible for and obtaining a valid work permit to work for the Corporation in Canada by no later than the Effective Date. The Service Provider and Intervenor shall fully collaborate with the Corporation and third parties retained by the Corporation in respect of immigration applications and processes, and shall timely provide all requested documents in this regard.

(b)

The Service Provider will promptly notify the Corporation of any circumstances or facts that could reasonably be expected to materially and adversely affect the performance of its obligations hereunder, including any change to the status or ability of the Intervenor to work for the Corporation in Canada, whether under a work permit or otherwise.

(c)	This Agreement is subject to the consent of the Corporation’s senior lenders.

4.	SERVICES

(a)

The Service Provider, through the Intervenor acting on its behalf, shall serve as Management Consultant (internal title: Interim President and Chief Operating Officer) of the Corporation and assume such responsibilities inherent to this position and those consistent with this position that the Corporation may assign to the Service Provider from time to time, including without limitation, the services listed in Schedule A.

(b)	The Service Provider shall receive instructions from and report to the Executive Chairman of the Board and/or the Board.

(c)

The Service Provider and Intervenor shall provide services from the Corporation’s offices in Canada and any other places where the Corporation may establish operations in Canada, it being understood that such offices or place of operations shall not be considered an office of the Service Provider. Rendering services under this Agreement will entail frequent travel by the Intervenor, including to places where Birks has operations. Travel expenses in this regard would be assumed by the Corporation in accordance with Section 8.

(d)	The Service Provider and Intervenor shall not have the authority to conclude contracts on behalf of the Corporation or otherwise bind the Corporation from any location outside Canada.

5.	CONFLICT OF INTEREST/DUTY OF LOYALTY

(a)	The Service Provider and Intervenor agree to devote the necessary working time, which is estimated at three (3) weeks per month, to the business of the Corporation for the duration of this Agreement.

(b)

Except for investments that they may have as purely passive shareholders and without any involvement in the management or administration of a business, the Service Provider and Intervenor shall not engage or have an interest in any other enterprise, occupation or profession, directly or indirectly or become a principal, agent, director, officer or employee of another company, firm or person, as applicable, without the written consent of the Board. The Board, acting reasonably, may revoke such consent at any time, by written notification to the Service Provider. The Board consents to the Service Provider’s or Intervenor’s role as investor and director of the companies listed in Schedule B.

(c)	The Service Provider shall disclose to the Corporation material investments that it or the Intervenor may own and main clients, as required on a periodic or other basis by the Corporation.

6.	CONFORMITY WITH LAWS, RULES, REGULATIONS AND POLICIES

In performing services under this Agreement, the Service Provider and Intervenor shall comply with: (i) all Policies; and (ii) all applicable laws, rules and regulations, ordinances and standards of any governmental authority having jurisdiction over the Corporation, the Service Provider or the Intervenor.

7.	FEE

(a)

The Corporation shall pay to the Service Provider a fee of 500 Great British pounds for each business day that the Intervenor provides the Services in Canada (the “Fee”) within fourteen (14) business days following receipt by the Corporation of the Service Provider’s invoice. The Service Provider shall submit Fee invoices to the Corporation every month

(b)	Applicable withholding taxes shall be applied to the Fee for services rendered physically in Canada.

8.	REIMBURSEMENT OF EXPENSES

(a)

All the Service Provider’s pre-approved reasonable business expenses (such as lodging, transportation, and other out-of-pocket disbursements) related to the Corporation’s business will be reimbursed in accordance with Birks’ travel and expense policies. The Service Provider shall submit receipts and other supporting documentation for the claimed expenses. The Corporation shall pay the Service Provider the amounts due pursuant to submitted reports within fourteen (14) days after a report is received by the Corporation.

(b)

For clarity, fees and costs for the immigration proceedings, including fees for the application for a work permit on behalf of Intervenor and related legal fees, shall be considered business expenses. Without limiting the generality of the above, it is understood that Corporation will retain counsel at its expense to process the Intervenor’s work permit application.

9.	TERMINATION

(a)

Unless renewed in accordance with the terms thereof, this Agreement shall be automatically terminated on the Date of Expiry, in which case the Service Provider shall be entitled to receive the Fee subject to all terms and conditions provided herein until the Date of Expiry and would receive no other payments whatsoever in respect of this Agreement or the termination thereof.

(b)

This Agreement may also be terminated without any Serious Reason by either Party at any time prior to the Date of Expiry by providing prior written notice of thirty (30) days. The Service Provider would continue to receive the Fee subject to all terms and conditions provided herein until the expiry of such notice period (subject to continuing to provide services during same, unless instructed otherwise by the Corporation at its discretion), and would receive no other payments whatsoever in respect of this Agreement or the termination thereof.

(c)

This Agreement may also be terminated for a Serious Reason by either Party at any time prior to the Date of Expiry without any prior notice by providing simple written notice. The Service Provider would continue to receive the Fee subject to all terms and conditions provided herein until such termination date and would receive no other payments whatsoever in respect of this Agreement or the termination thereof. For the purposes of this Section 9, “Serious Reason” means any event or circumstance which, pursuant to applicable law, constitute a serious reason for termination of a services agreement.

10.	CONFIDENTIALITY

(a)	The Service Provider and Intervenor acknowledge that:

(i)

They may, during the course of service with the Corporation, acquire Confidential Information, the disclosure of any of which to competitors of the Corporation, its subsidiaries and affiliates or to the general public would be highly detrimental to the best interests of the Corporation, its subsidiaries and affiliates; and

(ii)

The right to maintain the confidentiality of Confidential Information, and the right to preserve the Corporation’s goodwill, constitute proprietary rights which the Corporation, its subsidiaries and affiliates are entitled to protect.

(b)	The Service Provider and Intervenor will, for the duration of this Agreement and at all times thereafter:

(i)	hold all Confidential Information that they receive in trust for the sole benefit of the Corporation and in strictest confidence;

(ii)	take necessary, useful and desirable measures to prevent the unauthorized use or disclosure of Confidential Information; and

(iii)

except as required in the course of service under this Agreement, neither directly or indirectly use, publish, disseminate or otherwise disclose any Confidential Information to any third party, nor use Confidential Information for any purpose other than the purposes of the Corporation, its subsidiaries and affiliates, without the prior written consent of the Executive Chairman of the Board.

(c)

Notwithstanding the foregoing, the Service Provider or Intervenor may, if and solely to the extent required by lawful subpoena or other lawful process, disclose Confidential Information but, to the extent possible, shall first notify the Corporation of each such requirement so that the Corporation may seek an appropriate protective order or waive compliance with the provisions of this Agreement. The Service Provider and Intervenor will co-operate fully with the Corporation at the expense of the Corporation in seeking any such protective order.

11.	PRIVACY

The use of computers, tablet computers, phones, electronic documents, files and information, voice mail, email, social media and other electronic accounts or equipment or of any other electronic devices and websites of the Corporation (the “Company Systems”) is exclusively intended for the Corporation’s business needs. The Corporation reserves the right to monitor use of Company Systems at all times and the Service Provider and Intervenor should have no expectation of privacy in respect of communications and data created, stored or transmitted on or by Company Systems, which are considered business data and can be viewed by the Corporation.

12.	RETURN OF PROPERTY

Upon termination of the Service Provider’s service for any reason, or at any other time if requested by Birks, the Service Provider and Intervenor shall immediately return to the Corporation, its subsidiaries and/or affiliates any and all property, Confidential Information, Company Systems or trade secrets belonging to the Corporation which are in possession or control of the Service Provider, the Intervenor or their agents.

13.	DISCLOSURE OF INVENTIONS

The Service Provider and Intervenor will disclose promptly and in writing to the Corporation, or as otherwise directed, all Inventions which are conceived, developed or made by, or come to the attention of, the Service Provider or Intervenor (whether alone or with any other person or persons) in connection with the Service Provider’s services or in connection with any research or development being carried on or planned by the Corporation or its subsidiaries and affiliates, while the Service Provider is retained by the Corporation (collectively, “Birks Inventions”).

14.	WORK PRODUCT; INTELLECTUAL PROPERTY

All title, right and interest in and to the Birks Inventions and the Work Product, together with Intellectual Property Rights or other rights therein or thereto (collectively, the “Birks IP”), shall immediately upon creation, development or acquisition vest in the Corporation, as the case may be, and any Birks IP that does not so vest shall be deemed to be transferred and assigned to the Corporation or to one or more of its subsidiaries or affiliates, as the case may be, without further compensation. A failure of the Corporation to request or obtain any specific formal assignment of any Birks IP as provided herein will not affect its ownership thereof. Upon request at any time by the Corporation, the Service Provider and Intervenor will return and deliver to the Corporation all Work Product in the Service Provider’s possession or control.

The Service Provider and Intervenor undertake to completely disclose any such inventions, discoveries, or ideas to the Corporation.

By signing this Agreement, the Service Provider and Intervenor declare that they have no inventions, discoveries, or ideas relating to business or products of the Corporation or patents in relation thereto.

15.	MORAL RIGHTS

The Service Provider and Intervenor hereby irrevocably waive in favour of the Corporation and agree to waive as against any Person any and all moral rights they may have in the Work Product, such moral rights including the right to restrain or claim damages for any distortion, mutilation, or other modification of the works or any part thereof whatsoever, and to restrain use or reproduction of the works in any context, or in connection with any product or service.

16.	FURTHER ACTS

The Service Provider and Intervenor shall co-operate fully with the Corporation, its successors or its assigns with respect to signing further documents and doing such acts and other things reasonably requested by the Corporation, its successors or its assigns to confirm or evidence ownership of the Birks IP or the waiver of moral rights therein, or to obtain, register, or enforce any right in respect of the Birks IP. The Corporation, its successors or its assigns, as applicable, shall be responsible for any out-of-pocket expenses of the Service Provider or Intervenor complying with the obligations under this Section 16.

17.	NON-SOLICITATION

During the course of service with the Corporation and for a period of twelve (12) months following the termination of the Agreement for whatever reason, the Services Provider and the Intervenor shall not, either directly or indirectly:

(a)

Offer to hire, hire or recruit (or attempt to do any of the foregoing) any of the employees or consultants of the Corporation or any of its subsidiaries or affiliates, or encourage any of them to terminate their relationship with the Corporation or any of its subsidiaries or affiliates, as the case may be.

(b)

Solicit, approach, contact, call upon, or canvass (or attempt to do any of the foregoing), in connection with any undertaking that is in whole or in part competitive with the Business (a “Competitive Business”), any customer or supplier of the Corporation or any of its subsidiaries or affiliates to whom, at any time within the twelve (12)-month period prior to the termination of the Agreement, the Intervenor in rendering the services to the Corporation: (i) had direct and personal contact, or (ii) supervised an employee of the Corporation who had direct and personal contact.

18.	NON-COMPETITION

During the course of service with the Corporation and for a period of twelve (12) months following the date of termination of the Agreement for whatever reason, the Service Provider and the Intervenor shall not within the Canadian Provinces of Quebec, Ontario, Alberta, Manitoba, and British Columbia, either directly or indirectly, operate, be a partner in, be employed by, provide services as an independent contractor, advisor or consultant for, act as an officer or director of, or be financially interested in any Competitive Business. Notwithstanding the foregoing, Service Provider and the Intervenor shall not be in default under this provision by virtue of:

(a)

Holding, strictly for investment purposes and as a passive investor, not more than five percent (5%) of the issued and outstanding shares of a Competitive Business, the shares of which are listed on a recognized stock exchange.

(b)

Any involvement in an undertaking that carries on multiple businesses, one of which is a Competitive Business, provided the Service Provider and the Intervenor are not involved, either directly or indirectly, in the Competitive Business.

(c)

Being employed by or providing services to a Competitive Business if such employment or services engagement is not in a Same or Similar Capacity. For the purposes of this Agreement, “Same or Similar Capacity” means: (i) the same or similar capacity or function in which the Service Provider and the Intervenor worked for the Corporation or any of its subsidiaries or affiliates at any time during the twelve (12) final months of service; and/or (ii) any other capacity where the Service Provider and the Intervenor’s knowledge of Confidential Information of the Corporation or its subsidiaries or affiliates could provide a competitive advantage to any Competitive Business.

19.	RECOURSE ON BREACH

(a)

The Service Provider and Intervenor hereby confirm and agree that the covenants and restrictions pertaining to the Service Provider and Intervenor contained in Sections 10 to 18, inclusively, of this Agreement are fair and reasonably necessary to protect the legitimate business interests of the Corporation.

(b)

The Service Provider and Intervenor hereby further acknowledge and agree that the Corporation would suffer irreparable harm in the event of any breach by the Service Provider of any of their obligations under Sections 10 to 18, inclusively, of this Agreement, for which monetary relief would be inadequate. Accordingly, in the event of any breach or threatened breach by the Service Provider or Intervenor of any such obligations, the Corporation will be entitled to obtain from a court of competent jurisdiction temporary, interlocutory and permanent injunctive relief, which rights shall be cumulative and in addition to any other rights or remedies to which the Corporation may be entitled.

20.	STATUS

(a)

The relationship hereby created between the Corporation and the Service Provider shall be that of an independent contractor. The Intervenor shall not, for any reason, be considered to be an employee during the execution of services hereunder and nothing contained herein shall be construed so as to make the Intervenor an employee of the Corporation. Furthermore, the Service Provider and Intervenor shall not be deemed partners, joint venturers or agents of the Corporation or of its related entities by virtue of this Agreement.

(b)

Each of the Service Provider and the Intervenor is a non-resident of Canada, for the purposes of the Income Tax Act (Canada), resides in the United Kingdom, for income tax purposes, and is entitled to benefit from the Canada and United Kingdom income tax treaty.

(c)

The Service Provider and the Intervenor hereby acknowledge that they are responsible for remitting their own taxes and any contributions required by law to be remitted (including but not limited to federal and provincial taxes, pension plan contributions, employment insurance contributions, etc., if applicable) and the Corporation shall have no responsibility in respect of any failure by the Service Provider or Intervenor to properly remit such amounts when due.

(d)

Notwithstanding the provisions of any Corporation’s benefit plans, the Service Provider and Intervenor shall not be entitled to any benefits, including but not limited to, group insurance or workers’ compensation coverage.

21.	INDEMNIFICATION

The Service Provider and the Intervenor will indemnify and hold the Corporation harmless, including its directors, officers, consultants, employees, sublicensees, customers, suppliers, and agents from any and all claims, losses, liabilities, damages, expenses, and costs (including attorneys’ fees and court costs) which result from a breach or alleged breach of any obligation, representation or warranty (a “Claim”) in this Agreement or any intentional misconduct or negligence by either Party in performing services under this Agreement. The Corporation will reimburse Service Provider and the Intervenor under this Agreement their verifiable, documented and reasonable costs and expenses in cooperating in the defense of any claim brought against the Corporation; provided, however, any such claim does not include a Claim for which the Service Provider or the Intervenor owes the Corporation an obligation of indemnification pursuant to this Section 21 or a claim for which said costs and expenses are covered under an insurance policy. From the date of written notice from the Corporation to Service Provider of any such Claim, the Corporation shall have the right to withhold from any payments due to the Service Provider under this Agreement the amount of any reasonable defense costs, plus additional reasonable amounts as security for the Service Provider and the Intervenor’s obligations under this Section.

22.	CURRENCY

Except as otherwise indicated herein, any reference to amounts or dollar amounts in this Agreement are references to amounts in Canadian Currency.

23.	JOINT AND SOLIDARY LIABILITY

The Intervenor and the Service Provider shall be jointly and severally liable for all obligations under this Agreement incumbent to them or to either of them.

24.	SEVERABILITY

If any provision of this Agreement, including the breadth or scope of such provision, is held by any court of competent jurisdiction to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability will not affect the validity or enforceability of the remaining provisions, or part thereof, of this Agreement and such remaining provisions, or part thereof, will remain enforceable and binding.

25.	GOVERNING LAW

This Agreement will be governed by and construed in accordance with the laws of the Province of Quebec, and the laws of Canada applicable therein, and the Parties and Intervenor hereby irrevocably attorn to the exclusive jurisdiction of the courts of Quebec, district of Montreal, with respect to any dispute that may arise with respect to this Agreement.

26.	HEIRS/SUCCESSORS BOUND

This Agreement inures to the benefit of and is binding upon the Parties and Intervenor and the heirs, administrators, executors, successors and permitted assigns of the Service Provider and Intervenor. Birks will require any successor (whether direct or indirect, by purchase, amalgamation, consolidation or otherwise) to all or substantially all of its business and/or assets to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Birks would be required to perform it if no such succession had taken place, unless this results by operation of law.

27.	ASSIGNMENT

Birks may freely assign this Agreement, in whole or in part. The services provided by the Service Provider pursuant to this Agreement are personal in nature (to be executed by the Intervenor) and, therefore, the Service Provider and Intervenor may not assign or delegate their obligations or the Service Provider’s rights under this Agreement.

28.	ENTIRE AGREEMENT

As of the date of execution and except as otherwise expressly stated herein, this Agreement and all documents incorporated by reference herein or attached as exhibits to the Agreement supersede all prior agreements, whether written or oral, express or implied, between the Parties and the Intervenor and constitutes the entire agreement between the Parties. The Parties and the Intervenor agree that there are no other collateral agreements or understandings between them regarding terms and conditions of this service.

29.	AMENDMENT

This Agreement may be amended only in writing signed by the Service Provider and Birks, with the intervention of the Intervenor to ensure that he assumes all his obligations under any such amendment and continues to be jointly and severally liable with the Service Provider in respect of all its obligations thereunder.

30.	HEADINGS

All headings in this Agreement are for convenience only and shall not be used for the interpretation of this Agreement.

31.	CONFIDENTIALITY OF AGREEMENT

The Parties and Intervenor agree that this Agreement is confidential and shall remain so. The Parties and Intervenor agree that this Agreement or the contents hereof shall not be divulged by any Party (or the Intervenor) without the consent in writing of the other Party, with the exception of disclosure to professional advisors, disclosures that may be required by the laws of any jurisdiction in which the Corporation conducts business or may conduct business in the future, and disclosures pursuant to applicable securities laws and the rules and policies of any stock exchange on which Birks securities are traded. The Parties (and the Intervenor) agree to request of their professional advisors that they enter into similar agreements of confidentiality if requested to do so by the other Party to this Agreement.

32.	INDEPENDENT LEGAL ADVICE

The Service Provider and Intervenor agree that they had independent legal advice or the opportunity to receive such independent legal advice in connection with the execution of (or intervention to) this Agreement and have read this Agreement in its entirety, understand its contents and are signing (or intervening in) this Agreement freely and voluntarily, without duress or undue influence from any Party.

33.	NOTICE

Any notice required or permitted to be made or given under this Agreement to either Party shall be in writing and shall be sufficiently given if delivered personally, or if sent by prepaid registered mail, courier or PDF Email to the intended recipient of such notice at:

in the case of Birks, to:

Birks Group Inc.

2020 Boulevard Robert-Bourassa

Suite 200

Montreal, Quebec H3A 3A5

Canada

Email: mmelfi@birksgroup.com

Attention: Vice-President, Human Resources, Chief Legal Officer & Corporate Secretary

in the case of the Service Provider and the Intervenor, to:

[***]

Email: [***]

Attention: Davide Barberis Canonico

Any notice or other communication is deemed to be delivered and received: (i) if sent by registered mail, on the third (3rd) business day, or (ii) if sent by email, on the same business day of the date of confirmation of transmission by the originating email, or (iii) if given by personal delivery or courier, on the same business day of delivery. For the purposes of this Agreement, “business day” means Monday to Friday, inclusively, exclusion made for any statutory holiday in the Province of Quebec.

Either party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must thereafter be sent to such party as its changed address.

34.	SURVIVAL

Sections 10 to 33, inclusively, shall survive the termination of this Agreement and the cessation of Service Provider’s service hereunder and shall continue to be in full force and effect according to their terms.

35.	LANGUAGE

The Corporation, the Service Provider, and the Intervenor acknowledge and agree that the terms and conditions of this Agreement have been negotiated, and that they expressly requested and are satisfied that this Agreement be drawn up only in English. En signant cette entente, la Société, le Fournisseur de services et l’Intervenant reconnaissent et conviennent que les termes et conditions de cette entente ont été négociés, et qu’ils ont expressément demandé et sont satisfaits que cette entente soit rédigée uniquement en anglais.

36.	COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

[signature page to follow]

IN WITNESS WHEREOF, the Parties have signed this Agreement:

Signed on this 25th day of September 2025	Signed on this 25th day of September 2025

BIRKS GROUP INC.	4CLOVER 2020 LLP

/s/ Niccolò Rossi di Montelera	/s/ Davide Barberis Canonico
Niccolò Rossi di Montelera	Davide Barberis Canonico

INTERVENTION

I, Davide Barberis Canonico, hereby confirm my intervention to this Agreement. I accept all my obligations under this Agreement, and I acknowledge and agree that I shall be jointly and severally liable with the Service Provider for all its obligations under this Agreement.

Signed on this 25th day of September 2025

/s/ Davide Barberis Canonico
Davide Barberis Canonico

SCHEDULE A

Services

The Service Provider and Intervenor will have the following responsibilities and be responsible for providing the following services to the Corporation in relation to the position of Management Consultant (internal title: Interim President and Chief Operating Officer):

•	Analyze the structure, operations, managerial methods and functions of the Corporation in order to propose, plan and implement improvements in relation to the following areas:

•	Operational Strategy & Execution

•	Support executive team to define long-term strategic plans

•	Translate strategic objectives into actionable initiatives and measurable outcomes

•	Process Optimization

•	Establish and monitor KPIs to ensure operational efficiency and effectiveness

•	Recommend improvement initiatives to enhance productivity and reduce costs

•	Team Leadership & Management

•	Advise department heads across various departments, namely merchandising and planning, retail operations, marketing, finance and accounting, HR, legal, and others

•	Propose and plan a performance-driven culture and cross-functional collaboration

•	Financial Oversight

•	Review and analyze of budgets, forecasts, and resource allocation.

•	Propose key performance indicators (KPIs) and operational metrics

•	Recommend financial discipline and operational cost control.

•	Risk Management & Compliance

•	Legal and regulatory operational compliance

•	Risks mitigation that could impact business continuity

•	Growth

•	Expansion efforts, including mergers, acquisitions, and new market entry.

•	Infrastructure to support sustainable growth

SCHEDULE B

Entity	Position / Interest
Sorair Ltd - London	Investor and Advisor
Elaitra Ltd - London	Board Member
Wype Ltd - London	Board Member
BC Equity Ltd - London	CEO
Photocert Ltd - London	Board Member